

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2021

<u>Via E-Mail</u>

Jorge U. Juantorena
Cleary, Gottlieb, Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

> **Re:** **Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.**
> **Schedule 14D-9 filed June 8, 2021**
> **File No. 5-82627**

Dear Mr. Juantorena:

The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above. We have the comments set forth below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your filing.

Schedule 14D-9 – Item 4. The Solicitation/Recommendation

1. The Board of Directors purports to be remaining neutral and not taking an opinion with respect to the Offers. However, it expresses the view, based in part upon the opinion of FTICA described in the Schedule 14D-9, that the "consideration that unaffiliated holders of Series B Shares and ADSs will receive in the Offers is fair…" These two positions do not appear to be consistent and may confuse shareholders. Please advise or revise.

Opinion of FTICA – Exhibit 99(c)(1)

2. We note the statements in the FTICA opinion that it was rendered "for the sole benefit of the Board" and that "this opinion is strictly for the use and benefit of the Board and the Committee." Please delete these statements, which attempt to limit shareholders' reliance on the opinion, or provide the legal basis for such limitations.

3. We note the disclosure in the opinion that FTICA-affiliate FTI has performed services for affiliates of the Offerors during the last two years. Please describe the nature and extent of the services provided to these affiliates in the body of the Schedule 14D-9 under Item 5, so that shareholders may evaluate the nature of the potential conflict of interest referenced that was waived by the Board.

4. We note the disclosure in the FTICA opinion that the Company has agreed to indemnify FTICA for certain liabilities that may arise from its engagement in connection with the services being rendered to the Company. Please describe this arrangement under Item 5 of the Schedule 14D-9. See Item 1009(a) of Regulation M-A.

We remind you that the filing person is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions about these comments to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions